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                               June 15, 2023

       Samuel Lui
       Chief Executive Officer
       ESGL Holdings Limited
       101 Tuas South Avenue 2
       Singapore 637226

                                                        Re: ESGL Holdings
Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed June 5, 2023
                                                            File No. 333-269078

       Dear Samuel Lui:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 129

   1. We note you have updated the fair value of ESGL shares deemed to be issued in excess of the fair value of
identifiable net assets of GUCC in Note D(e) and Note E(j). Please update the
corresponding changes in transaction accounting adjustments on page
                                                        132 under both
scenarios.
   2. At notes D(e) and E(j), you indicate that as a result of the changes in the fair values of the
                                                        GUCC common stock and
GUCC public warrants the cost of the services is preliminarily estimated to be $35.5
million in Scenario 1 and $32.6 million in Scenario 2. These estimates agree to the
adjustments reflected in your pro forma financial statements at page
                                                        133, but do not
correspond to the revised calculations of the "excess of net assets" of
                                                        $34.5 million and $32.9
million on pages 134 and 135 respectively. Please revise
 Samuel Lui
ESGL Holdings Limited
June 15, 2023
Page 2
      your adjustments and related disclosures in Note D(e) and Note E(j) to reflect your revised calculations.
3. You disclose that an additional extension payment was made to the trust account in the amount of $326,824 on May 17, 2023. This additional payment does not appear to be included in the total extension payments discussed at note D(b) to the pro forma financial statements. Please revise your pro forma adjustments and corresponding note disclosure to include this amount or explain why it has been excluded. In addition, please explain where the total extension payments discussed at note D(b) are reflected in the pro forma financial statements given that there is no adjustment to the amounts included in the investments held in trust account.
Certain Relationships and Related Party Transactions, page 171

4. Please ensure that you have provided all disclosure required by Item 18(a)(7)(iii) of Form
      F-4 and Item 7.B of Form 20-F with respect to the interest of management in certain transactions. In that regard, we note your revised disclosure on page 63 that the monies owing under the Term Loan VII and the Revolving Credit Loan II were secured by, among others, a director of the Group in his personal capacity. Please revise to identify such director.
General

5. We note that EF Hutton was an underwriter for the initial public offering of Genesis
      Unicorn Capital Corp. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from EF Hutton or any other firm engaged in connection with such initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation
      owed for Genesis Unicorn Capital Corp.   s initial public offering.
        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameSamuel Lui
                                                           Division of
Corporation Finance
Comapany NameESGL Holdings Limited
                                                           Office of Energy &
Transportation
June 15, 2023 Page 2
cc:       David Levine, Esq.
FirstName LastName